Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 10, 2007

Nikko Cordial Corporation

Change of the Record Date for the Convocation of the Extraordinary General Meeting of Shareholders

The Board of Directors of Nikko Cordial Corporation, at its meeting held today, resolved to change the record date for the convocation of the extraordinary general meeting of shareholders that was originally set at its meeting held on October 2, 2007, to October 28, 2007, in order to facilitate administrative preparation for the meeting.

The Record Date for the Extraordinary General Meeting of Shareholders

October 28, 2007 (Sunday) (as a practical matter, October 26, 2007 (Friday), because the 27th and the 28th fall on the weekend, and as such, the administrator of the shareholders list does not work on those days), has been set as the record date for purposes of identifying shareholders who will have the right to vote at the extraordinary general meeting of shareholders scheduled for December 19, 2007 (Wednesday). Thus, shareholders who are registered on the list of shareholders (including the beneficial shareholders) on October 28, 2007 (Sunday) shall have the right to vote at the above-mentioned extraordinary general meeting of shareholders.

	(Before Change)	(After Change)
(1) Record Date	Wednesday, October 31, 2007	Sunday, October 28, 2007
(2) Date of Public Notice	Tuesday, October 16, 2007	Saturday, October 13, 2007
(3) Method of Public Notice	Electronic (on our web site as follows)
http://www.nikko.jp/kokoku.html

Agenda items will be discussed as soon as they are fixed.

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This notice is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding this Share Exchange. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as an exhibit to the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.